                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   Q-ZAR INC.
                                (NAME OF ISSUER)

                          COMMON SHARES, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  746928-10-0
                                 (CUSIP NUMBER)

                                ALAN P. MCDONALD
                                   PRESIDENT
                               SEIBU CORPORATION
                            4231 TRAVIS STREET, #28
                              DALLAS, TEXAS 75205
                                 (214) 520-6466
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 17, 1996
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 746928-10-0                SCHEDULE 13D
--------------------------------------------------------------------------------

     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

               SEIBU CORPORATION                        75-2295558
                    (Name)               (I.R.S. Employer Identification Number)
     ---------------------------------------------------------------------------

     (2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [x]
     ---------------------------------------------------------------------------

     (3)   SEC Use Only

     ---------------------------------------------------------------------------

     (4)   Source of Funds (See Instructions)                    OO (SEE ITEM 3)

     ---------------------------------------------------------------------------

     (5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                                [ ]

     ---------------------------------------------------------------------------

     (6)   Citizenship or Place of Organization  SEIBU CORPORATION IS A
                                                 CORPORATION INCORPORATED UNDER
                                                 THE LAWS OF THE STATE OF TEXAS.
     ---------------------------------------------------------------------------


                      (7)     Sole Voting Power                      788,955(1),
                      PLUS AN INDETERMINATE NUMBER OF ADDITIONAL
                      SHARES (NOT TO EXCEED 941,176) SEIBU
                      CORPORATION HAS A RIGHT TO RECEIVE ON
                      DECEMBER 16, 1996 PURSUANT TO THE AGREEMENT
     Number of        REFERRED TO IN ITEM 4.
     Shares           ----------------------------------------------------------
     Beneficially
     Owned By
     Each             (8)     Shared Voting Power
     Reporting        ----------------------------------------------------------
     Person
     With             (9)     Sole Dispositive Power                 788,955(2),
                      PLUS AN INDETERMINATE NUMBER OF ADDITIONAL
                      SHARES (NOT TO EXCEED 941,176) SEIBU
                      CORPORATION HAS A RIGHT TO RECEIVE ON
                      DECEMBER 16, 1996 PURSUANT TO THE AGREEMENT
                      REFERRED TO IN ITEM 4.
                      ----------------------------------------------------------

                      (10)    Shared Dispositive Power
    ----------------------------------------------------------------------------

    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 788,955 SHARES,
    PLUS AN INDETERMINATE NUMBER OF ADDITIONAL SHARES (NOT TO
    EXCEED 941,176) SEIBU CORPORATION HAS A RIGHT TO RECEIVE ON DECEMBER 16, 1996 PURSUANT TO THE AGREEMENT REFERRED TO IN ITEM 4.

    ----------------------------------------------------------------------------

    (12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)                                                [ ]
    ----------------------------------------------------------------------------


    ----------------------

    (1) UNTIL DECEMBER 31, 1996, AS EXERCISED THROUGH ANDREW N. ADLER, AN EXECUTIVE OFFICER AND DIRECTOR OF SEIBU CORPORATION.

    (2) UNTIL DECEMBER 31, 1996, AS EXERCISED JOINTLY THROUGH ANDREW N. ADLER AND ALAN P. MCDONALD, EXECUTIVE OFFICERS AND DIRECTORS OF SEIBU CORPORATION.

    (13)  Percent of Class Represented by Amount in Row (11)             6.6%(3)
    ----------------------------------------------------------------------------

    (14)  Type of Reporting Person (See Instructions)                         CO
    ----------------------------------------------------------------------------




    ----------------------------------

    (3) BASED ON THE NUMBER OF COMMON SHARES OUTSTANDING AS OF OCTOBER 15, 1996 AS REPORTED TO SEIBU CORPORATION BY Q- ZAR INC. (25,442,903 SHARES) AND AFTER GIVING EFFECT TO THE ISSUANCE OF 788,955 COMMON SHARES TO SEIBU CORPORATION ON FEBRUARY 26, 1996 AND ASSUMING THE ISSUANCE OF 941,176 ADDITIONAL COMMON SHARES TO SEIBU CORPORATION ON DECEMBER 16, 1996 PURSUANT TO THE AGREEMENT REFERRED TO IN ITEM 4.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to Common Shares, no par value (the "Common Shares"), of Q-Zar Inc., a corporation incorporated under the laws of New Brunswick, Canada ("Q-Zar"). The address of the principal executive offices of Q-Zar is Suite 200, 1701 North Market Street, Dallas, Texas 75202.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2(a), (b) and (c)

         This statement is being filed on behalf of Seibu Corporation, a corporation incorporated under the laws of Texas ("Seibu"). The principal business of Seibu is investments and real estate development. Seibu's principal business address and the address of its principal office is 4231 Travis Street, #28, Dallas, Texas 75205.

         The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Seibu are set forth below:


       ==========================================================================================================
                                                                                              NAME, PRINCIPAL
                                                                                          BUSINESS AND ADDRESS OF
                                                                                           ORGANIZATION IN WHICH
           NAME AND BUSINESS       CAPACITY IN WHICH SERVES           PRINCIPAL           PRINCIPAL OCCUPATION IS
                ADDRESS                                              OCCUPATION                  CONDUCTED
       ----------------------------------------------------------------------------------------------------------
       Alan P. McDonald              President, Director            President and            Seibu Corporation
       4231 Travis Street, #28                                 Chief Executive Officer       (an investment and
       Dallas, Texas  75205                                     of Seibu Corporation            real estate
                                                                                            development company)
                                                                                          4231 Travis Street, #28
                                                                                            Dallas, Texas  75205

       ----------------------------------------------------------------------------------------------------------
       Andrew N. Adler               Secretary, Director       Chief Operating Officer           Q-Zar Inc.
       1701 Market Street,                                            of Q-Zar              (an operator through
       Suite 200                                                                           subsidiaries of indoor
       Dallas, Texas  75202                                                                entertainment centres)
                                                                                           1701 N. Market Street
                                                                                                 Suite 200
                                                                                                 Lockbox 53
                                                                                            Dallas, Texas  75202
       ==========================================================================================================

         Item 2(d)

         During the last five years, neither Seibu nor any of its executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Item 2(e)

         During the last five years, neither Seibu nor any of its executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 2(f)

         Seibu is a corporation incorporated under the laws of the State of Texas. Each of the executive officers and directors of Seibu is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Seibu acquired 788,955 Common Shares of Q-Zar Inc. (the "Shares") and a Scrip Certificate (the "Scrip Certificate"), representing the right to receive an indeterminate number (not to exceed 941,176) of additional Common Shares of Q-Zar (the "Additional Shares") on December 16, 1996, in exchange for all of the issued and outstanding common stock of Entertainment Technologies, Inc., a wholly owned subsidiary of Seibu (the "Company"). The Company operates, through franchisees, family entertainment centers under the brand name Funtime Pizza.

         The purchase price for all of the issued and outstanding capital stock of the Company was $8,000,000 U.S. payable in Common Shares of Q-Zar.

ITEM 4.  PURPOSE OF TRANSACTION

         On February 12, 1996, Q-Zar and Seibu entered into a Share Purchase Agreement dated as of February 12, 1996 (the "Agreement") pursuant to which Seibu agreed to sell and Q-Zar agreed to purchase all of the issued and outstanding common stock of the Company in exchange for the Shares and the Scrip Certificate.

         The closing of the transactions contemplated by the Agreement occurred on February 26, 1996, upon the satisfaction of all the conditions to closing, including certification by each of the parties that all of the representations and warranties set forth in the Agreement were true and correct as of the time of closing and that all agreements of the parties had been performed; the absence of any material adverse change in the business of the Company; the absence of any litigation seeking to enjoin, restrict or prohibit the transactions; receipt of opinions of counsel to the parties and receipt of any necessary consents or approvals, including the approval of the listing of the Shares and the Additional Shares on The Toronto Stock Exchange.

         At the closing, Seibu delivered to Q-Zar all of the issued and outstanding common stock of the Company and Q-Zar delivered to Seibu the Shares and the Scrip Certificate pursuant to and in accordance with the provisions of the Agreement. The Agreement provides in effect that the number of Additional Shares shall be equal to the quotient obtained by dividing (x) $4,000,000 U.S. by (y) an amount equal to the greater of (a) $4.25 U.S. or (b) the U.S. dollar equivalent of the average closing price per share of the Common Shares of Q-Zar (defined as one-half of (i) the closing price per share on February 12, 1996 and (ii) the average closing price per share during the 31-day period ending December 11,
1996).

         At the closing and in accordance with the terms of the Agreement, Q-Zar and Andrew N. Adler, the president and a director of the Company, entered into a memorandum of agreement providing for his employment by Q-Zar for a period of one year at an annual salary of $200,000 U.S. The memorandum of agreement, which contemplates the execution and delivery of a definitive agreement at a later date, provides that Mr. Adler will be appointed Chief Operating Officer of Q-Zar at the next meeting of its board of directors and that Mr. Adler will be notified of and invited to attend and participate in all board meetings of Q-Zar so long as he is employed by Q-Zar. The memorandum of agreement also contemplates other employee benefits for Mr. Adler in accordance with the policies, practices and procedures of Q-Zar suitable for a senior executive officer holding the position of Chief Operating Officer of Q-Zar. If Mr. Adler is terminated prior to the execution of a definitive agreement, Q-Zar Inc. is obligated under the memorandum of agreement to pay Mr. Adler a lump sum amount equal to one year's salary payable immediately and automobile and health insurance benefits for a period of 12 months following such termination.

         Seibu acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions and other factors that it may deem significant to its investment decision, Seibu may purchase Common Shares of Q-Zar in the open market or in private transactions or may sell or dispose of all or a portion of the Shares, the Additional Shares or any other Common Shares of Q-Zar that it may hereafter acquire; provided that sales of the Shares and the Additional Shares are made in compliance with the terms and conditions of the Agreement. The Scrip Certificate is by its terms not transferable.

         Reference is made to Item 6 of this Schedule 13D for a description of certain other terms and provisions of the Agreement.

         Except as set forth in this Item 4, Seibu has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         The summary set forth in this Item 4 of certain aspects of the transactions reported on in this Schedule 13D does not purport to be a complete description of, and is qualified in its entirety by reference to, the Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1 and incorporated herein by reference for all purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a) and (b)

         As of October 17, 1996, Seibu is the beneficial owner of (i) 788,955 Common Shares of Q-Zar, consisting of the Shares which are currently owned of record and beneficially by Seibu and (ii) up to 941,176 Common Shares of Q-Zar, being the maximum number of Additional Shares which Seibu has a right to receive on December 16, 1996, pursuant to the Scrip Certificate and the Agreement. Seibu will be deemed to be the beneficial owner of the Additional Shares on October 17, 1966 (the 60th day prior to December 16, 1996) pursuant to Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934. Consequently, October

17, 1996, is the date of the event which requires the filing of this Statement. Based on the number of Common Shares outstanding as of October 15, 1996 as disclosed to Seibu by Q-Zar (25,442,903), and after giving effect to the issuance of the Shares and assuming the issuance of the maximum number of Additional Shares, Seibu would be the beneficial owner of approximately 6.6% of the total outstanding Common Shares of Q-Zar (3.0% currently represented by the Shares and 3.6% to be represented by the maximum number of Additional Shares) as of October 17, 1996. Subject to the provisions of the Agreement described in Item 6, Seibu has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares that it currently beneficially owns and will have the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the Additional Shares that it will receive on December 16, 1996 pursuant to the Scrip Certificate and the Agreement. Until December 31, 1996, Seibu's sole voting power with respect to the Shares and the Additional Shares will be exercised through Andrew N. Adler, one of its executive officers and directors. Until December 31, 1996, Seibu's sole dispositive power with respect to the Shares will be exercised jointly through Andrew N. Adler and Alan P. McDonald, its executive officers and directors.

         Andrew N. Adler and Alan P. McDonald, the executive officers and directors of Seibu, each own 25% of the issued and outstanding capital stock of Seibu. Other than the indirect beneficial ownership by Seibu, neither of them own any Common Shares of Q-Zar.

         Item 5(c)

         Neither Seibu nor any of its executive officers or directors has effected any transaction in the Common Shares of Q-Zar during the past sixty days.

         Item 5(d)

         No person other than Seibu has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Shares of, Q-Zar with respect to which this filing is made.

         Item 5(e)

         It is inapplicable for the purposes herein to state the date on which Seibu ceases to be the owner of more than 5% of the Common Shares of Q-Zar.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Section 3.2(b) of the Agreement prohibited Seibu from selling any Shares during the period of six months following the closing date (February 26, 1996); provided that Seibu could pledge the Shares prior to the expiration of such six month period if the pledgee agreed, in the event of foreclosure, to hold such Shares until the expiration of such six month period.

         Section 3.2(d) of the Agreement provides that Seibu shall not sell, dispose of or in any way encumber the Shares at any time prior to December 31, 1996 without the joint approval of its executive officers and directors, Andrew
N. Adler and Alan P. McDonald.

         Section 3.2(e) of the Agreement provides that Seibu shall vote the Shares and the Additional Shares held by Seibu as directed by Andrew N. Adler, one of its executive officers and directors, until December 31, 1996.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.1     -       Share Purchase Agreement dated as of February
                                  12, 1996 between Q-Zar Inc. and Seibu
                                  Corporation.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 16, 1996

                                   SEIBU CORPORATION



                                   By:/s/ Alan P. McDonald
                                   ---------------------------------------------
                                      Alan P. McDonald, President

                               INDEX TO EXHIBITS


Exhibit No.          Description
-----------          -----------

   99.1 Share Purchase Agreement dated as of February 12, 1996 between Q-Zar Inc. and Seibu Corporation.